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                IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE
                          IN AND FOR NEW CASTLE COUNTY

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GEO-CENTERS, INC., PROFIT SHARING
PLAN AND TRUST,                          :

            Plaintiff,                   :       Civil Action No. 17910

            -against-                    :       CLASS ACTION COMPLAINT

KENNETH J. BIALKIN, LESLIE B.            :
DISHAROON, JAY S. FISHMAN, ROBERT I.
LIPP, DUDLEY C. MECUM, FRANK J.          :
TASCO, SANFORD I. WEILL, ARTHUR
ZANKEL, CITIGROUP INC., and TRAVELERS    :
PROPERTY CASUALTY CORP.,
                                         :
              Defendants.
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         Plaintiff, by its attorneys, alleges the following upon information and belief, except for those allegations which pertain to plaintiff, which allegations are based upon personal knowledge:,

         1. This action arises out of an unlawful scheme and plan by Citigroup, Inc. ("Citigroup") and certain members of management, (the "Travelers Management Buyout Group") to acquire the remaining public shares of Travelers Property Casualty Corp. ("Travelers" or the "Company") in a going-private transaction for grossly inadequate consideration and in breach of defendants' fiduciary duties. Plaintiff alleges that it and the other public stockholders of Travelers common stock are entitled to enjoin the proposed transaction, or alternatively, recover damages in the event the transaction is consummated.

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                                   THE PARTIES

         2. Plaintiff GEO-CENTERS, Inc., Profit Sharing Plan and Trust is and at all relevant times was the owner of Travelers common stock.

         3. Defendant Travelers is a corporation organized and existing under the laws of the State of Delaware with its principal executive offices located at One Tower Square, Hartford, CT 06183. Travelers provides, through its subsidiaries, a wide range of commercial and personal property and casualty insurance products and services to businesses, government units, associations and individuals,

         4. Defendant Citigroup is a majority shareholder, holding approximately 85% of the total outstanding common stock of the Company. As a majority shareholder, Citigroup, owes fiduciary duties to the Company.

         5. Defendant Kenneth J. Bialkin ("Bialkin") is a director of the Company and has been a director of Citigroup (or its predecessor) since 1986.

         6. Defendant Leslie B. Disharoon ("Disharoon") is a director of the Company, and was a director of Citigroup from 1986 to 1998.

         7. Defendant Jay S. Fishman ("Fishman") is the Chief Executive Officer, President and a director of the Company.

         8. Defendant Robert I. Lipp ("Lipp") is the Chairman of the Board of Directors of the Company, and is the Chairman and Chief Executive Officer of Global Consumer Business at Citigroup since April 1999.

         9. Defendant Dudley C. Mecum ("Mecum") is a director of the Company, and has been a director of Citigroup since 1986.

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         10. Defendant Frank J. Tasco ("Tasco") is a director of the Company.

         11. Defendant Sanford I. Weill ("Weill") is a director of the Company, and is the Chairman and Co-Chief Executive Officer of Citigroup.

         12. Defendant Arthur Zankel ("Zankel") is a director of the Company and has been a director of Citigroup since 1986.

         13. The foregoing individual defendants (collectively the "Individual Defendants") as officers and/or directors of the Company, owe fiduciary duties of good faith, loyalty, fair dealing, due care, and candor to plaintiff and the other members of the Class (as defined below).

                            CLASS ACTION ALLEGATIONS

         14. Plaintiff brings this action pursuant to Rule 23 of the Rules of this Court, on behalf of itself and all other stockholders of the Company (the "Class"), and their successors in interest, who are or will be threatened with injury arising from defendants' actions. Excluded from the Class are the defendants herein, members of their immediate families, any subsidiary, firm, trust, corporation, or other entity related to or affiliated with any of the defendants.

         15. This action is properly maintainable as a class action for the following reasons:

         (a) the Class is so numerous that joinder of all members is impractica-ble. While the exact number of Class members is unknown to plaintiff at this time and can only be ascertained through appropriate discovery, there are over 50 million shares of Travelers' common stock outstanding, held by thousands of shareholders of record. The holders of these shares are believed to be geographically dispersed

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    throughout the United States. Travelers common stock is listed and actively traded on the New York Stock Exchange;

         (b) there are questions of law and fact which are common to members of the Class including, inter alia, the following:

              (i) whether defendants have engaged and are continuing to engage in a plan and scheme to benefit the Travelers Management Buyout Group at the expense of the members of the Class;

              (ii) whether defendants, as directors and/or officers of the Company and/or as significant shareholders of the Company, have breached their fiduciary duties owed to plaintiff and the other members of the Class, including their duties of entire fairness, loyalty, due care, and candor;

              (iii) whether defendants have disclosed all material facts in connection with the challenged transaction; and

              (iv) whether plaintiff and the other members of the Class would be irreparably damaged were defendants not enjoined from the conduct described herein;

         (c) the claims of plaintiff are typical of the claims of the other members of the Class and plaintiff has no interest that is adverse or antagonistic to the interests of the Class;

         (d) the plaintiff is committed to prosecuting this action and has retained counsel competent and experienced in litigation of this nature. Plaintiff is an

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    adequate representative of the Class and will fairly and adequately protect the interests of the Class.

                             SUBSTANTIVE ALLEGATIONS

         16. On March 21, 2000, Travelers announced that management of the company and an investor group led by Citigroup, had proposed to acquire the remaining public shares (consisting of approximately 15% of Travelers' common stock) of Travelers that they did not already own. The transaction has been approved by a special committee of the Company. Pursuant to the proposed transaction, each of Travelers' common shares would be converted into the right to receive $41.50 per share (the "Tender Offer"). Specifically, the Travelers Management Buyout Group offered to acquire any outstanding shares of the Company's common stock it does not presently own for $41.50 per share payable in cash, and those shares not purchased in the tender offer will be acquired by Citigroup in a subsequent merger transaction, for $41.50 per share.

         17. The purpose of the Tender Offer is to enable the Travelers Management Buyout Group to acquire one hundred percent (100%) equity ownership of Travelers and its valuable assets for its own benefit at the expense of Travelers' public stockholders who will be deprived of their equity investment and the benefits thereof including, among other things, the expected growth in the Company's profitability.

         18. The Tender Offer is the product of unfair dealing, and the price of $41.50 per share to be paid to Class members is unfair and grossly inadequate because, among other things:

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         (a) the announcement of the proposed Tender Offer was made when the
    Company was poised for significant future growth and earnings. For example, on January 18, 2000, the Company announced its fourth quarter 1999 results. Defendant Fishman stated:

         We had a very solid quarter in all respects . . . In fact, this quarter topped off a particularly strong year. Our results continue to validate our commitment to the fundamentals of the business: strict underwriting and financial discipline and expense management.

The Company reported operating earnings of $347.7 million or $0.90 per share on a diluted basis for the quarter, up from $345.4 million or $0.88 per share from the fourth quarter of 1998. Furthermore, net income was $400.9 million, or $1.03 per share compared to $367.9 million, or $0.94 per share in 1998.

         (b) the Travelers Management Buyout Group timed the announcement of the Tender Offer to place an artificial lid or cap on the market price for Travelers' stock to enable itself to acquire the stock at the lowest possible price;

         (c) Although the Buyout Price of $41.50 per share represents a premium over the market price on the day prior to the announcement of the Tender Offer ($33 3/16), this is not reflective of the Company's true market value, considering that as recently as July 1999 the Company's stock has traded as high as $41 15/16.

         19. By reason of defendants' positions, defendants are in possession of nonpublic information concerning the financial condition and prospects of Travelers, and especially the true value and expected increased future value of Travelers and its assets, which

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they have not disclosed to Travelers' public stockholders. Such concealed information is of critical importance to Class members in evaluating the transaction.

         20. While the Travelers Management Buyout Group is intent on paying the lowest buyout price to Class members, the defendants are duty-bound to maximize shareholder value. The defendants have clear and material conflicts of interest and are acting to better the interests of the Management Group at the expense of Travelers' public shareholders.

         21. The proposed Tender Offer is wrongful, unfair and harmful to Travelers' public stockholders, and represents an effort by the Travelers Management Buyout Group to aggrandize their own financial position and interests at the expense of and to the detriment of Class members. The Tender Offer is an attempt to deny plaintiff and the other members of the Class their right to share proportionately in the true value of Travelers' valuable assets and future growth in profits, earnings and dividends, while usurping the same for the benefit of the Management Group on unfair and inadequate terms.

         22. Defendants have breached and are breaching their fiduciary duties to the members of the Class in that they have failed to disclose the material non-public information in their possession as to the value of Travelers' assets, the full extent of the future earnings potential of Travelers and its expected increase in profitability.

         23. As a result of defendants' unlawful actions, plaintiff and the other members of the Class will be damaged in that they will not receive their fair portion of the value of Travelers' assets and business and will be prevented from obtaining the real value of their equity ownership of the Company.

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         24. Unless the proposed Tender Offer is enjoined by the Court, defendants will continue to breach their fiduciary duties owed to the plaintiff and the members of the Class, will not engage in arm's-length negotiations on the merger terms, and will consummate and close the proposed merger complained of and succeed in their plan described above, all to the irreparable harm of the members of the Class.

         25. Plaintiff and the other members of the Class have no adequate remedy at law.

         WHEREFORE, plaintiff demands judgment as follows:

         (a) declaring this action to be a proper class action and certifying plaintiff as the representative of the Class;

         (b) ordering defendants to carry out their fiduciary duties to plaintiff and the other members of the Class, including the duties of care, loyalty, candor and fair dealing;

         (c) granting preliminary and permanent injunctive relief against the consummation of the Tender Offer as described herein;

         (d) in the event the Tender Offer is consummated, rescinding the Tender Offer effected by defendants awarding rescissory damages to the Class;

         (e) ordering defendants, jointly and severally, to account to plaintiff and other members of the Class for all damages suffered and to be suffered by them as the result of the acts and transactions alleged herein;

         (f) awarding plaintiff the costs and disbursements of the action including allowances for plaintiff's reasonable attorneys' and experts' fees; and

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         (g) granting such other and further relief as the Court may deem just and proper.

Dated:  March 21, 2000

                                            ROSENTHAL, MONHAIT, GROSS
                                              & GODDESS, P.A.


                                            By:/s/ Carmella P. Keener
                                               --------------------------------
                                               Suite 1401, Mellon Bank Center
                                               P.O. Box 1070
                                               Wilmington, DE 19899
                                               Attorneys for Plaintiff

OF COUNSEL:
WOLF POPPER LLP
845 Third Avenue
New York, New York 10022
(212) 759-4600

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